U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For October 31, 2005
TRAMFORD INTERNATIONAL LIMITED
Room 2413, 24/F., Shui On Centre
8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces the closing of the transaction in acquiring 51% equity interest in Future Solutions Development Inc.
HONG KONG — October 31, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced that as mutually agreed between Beijing Holdings Limited (“Beijing Holdings”) as the Vendor and the Company as the Purchaser, the transaction of the acquisition by the Company from Beijing Holdings of a majority 51% ownership share position (the “Acquisition”) of Future Solutions Development Inc. (“FSD”), a Chinese dietary supplement and food additive producer, was today closed pursuant to the Sale and Purchase Agreement dated September 13, 2005. The acquisition was approved by the shareholders of the Company at its 2005 Annual Meeting of Shareholders held on October 21, 2005.
As a result of the closing of the transaction, the Company became the shareholder of 51% equity interest in FSD and, in return, issued 2,233,800 shares of the Company’s common stock of US$0.01 each to Beijing Holdings. After the closing of the transaction, Beijing Holding’s shareholding in the Company increased from 47.17% to 60.11% and the Company has total outstanding 9,128,297 shares.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Date: October 31, 2005
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director Chief Financial Officer Company Secretary